Exhibit 99.1

Global Partner for Success

HiSoft Reports Fourth Quarter and Full Year 2010 Financial Results

Company achieves net revenues of US$146.6 million, exceeding full year 2010 guidance

BEIJING, March 1, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (Nasdaq: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Financial and Operating Highlights

•                  Fourth quarter 2010 net revenues increased 63.4% year-over-year to US$42.5 million from US$26.0 million for the corresponding period in 2009

•                  Fourth quarter 2010 gross profit increased 63.9% year-over-year to US$15.4 million from US$9.4 million for the corresponding period in 2009

•                  Fourth quarter 2010 gross margin was 36.1%, compared to 36.0% for the corresponding period in 2009

•                  The Company acquired substantially all of the business of BeSure Technology Co., Ltd. (“BeSure”), a leading China-based supplier of SAP services. The acquisition expands HiSoft’s delivery capabilities and helps capture opportunities in China’s growing enterprise application market.

•                  The Company closed its follow-on public offering of 5,750,000 American depositary shares (“ADSs”), including 750,000 ADSs that the underwriters purchased from certain selling shareholders pursuant to the fully exercised over-allotment option, at the offering price of US$26.00 per ADS. Each ADS represents 19 common shares of the Company. As a result, the Company sold a total of 500,000 ADSs, and the selling shareholders sold a total of 5,250,000 ADSs in the offering.

•                  The Company provided a one-time US$3.5 million provision of the doubtful accounts for the full receivable balance for one particular client as of December 31, 2010.

Full Year 2010 Financial and Operating Highlights

•                  Full year 2010 net revenues increased 60.3% year-over-year to US$146.6 million from US$91.5 million for the corresponding period in 2009

•                  Full year 2010 gross profit increased 64.7% year-over-year to US$53.9 million, from US$32.7 million for the corresponding period in 2009

•                  Full year 2010 gross margin was 36.7%, compared to 35.8% for the corresponding period in 2009

•                  Full year 2010 income from operations increased 65.8% year-over-year to US$12.8 million from US$7.7 million for the corresponding period in 2009

•                  Full year 2010 non-GAAP(1) income from operations increased 117.3% year-over-year to US$19.4 million from US$8.9 million for the corresponding period in 2009

•                  Full year 2010 GAAP diluted earnings per ADS was US$0.45, compared to US$0.36 for the corresponding period in 2009

•                  Full year 2010 non-GAAP diluted earnings per ADS was US$0.70, compared to US$0.42 for the corresponding period in 2009

“We had a very strong year,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh. “In 2010, we grew from 21 clients contributing US$1 million or more in annual revenue to 27 clients. We now have 12 clients contributing more than US$3 million annually. With the fourth quarter acquisition of BeSure, a specialist in the SAP field, we added a natural complement to our core service offering allowing us to serve more deeply the needs of our selected clients. Looking ahead, we see abundant opportunities to grow our business, especially in the domestic China market where we will focus on engaging new clients but also increasing our wallet-share among the multinational clients we already serve.”

(1)  Non-GAAP income from operations, non-GAAP net income, non-GAAP diluted earnings per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, follow-on offering expense and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

HiSoft’s Chief Financial Officer Ms. Christine Lu-Wong added, “We exceeded our full year 2010 net revenue guidance as demand continues to be healthy for our IT outsourcing services. Our focus as we move forward will be on investing in our long-term growth. We are pleased with our high revenue realization per head and are confident we will excel and grow our revenues at a rate higher than the industry average.”

Fourth Quarter 2010 Financial Results

Net Revenues

Net revenues were US$42.5 million for the fourth quarter of 2010, an increase of 63.4% year-over-year from US$26.0 million for the corresponding period in 2009. Record high revenues in the fourth quarter of 2010 were primarily driven by strong demand and client momentum, including increased wallet-share from several of the Company’s major global clients.

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States and European markets accounted for US$25.2 million or 59.3% of net revenues during the fourth quarter of 2010, followed by 22.8% in Japan, 12.8% in Greater China and 5.1% in Others.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 35.1% of net revenues in the fourth quarter of 2010, while the Japan market accounted for 26.6%, the United States and Europe accounted for 26.0% and Others accounted for 12.3%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top client and top five clients accounted for 10.9% and 38.2% of net revenues, respectively, during the fourth quarter of 2010, compared to 12.6% and 44.6% respectively, for the corresponding period in 2009.

Gross Profit and Gross Margin

Gross profit was US$15.4 million for the fourth quarter of 2010, an increase of 63.9% year-over-year from US$9.4 million for the corresponding period in 2009. During the fourth quarter of 2010, gross margin was 36.1% compared to 36.0% for the corresponding period in 2009. The Company’s healthy gross margin was mainly driven by the its continued emphasis on efficiency improvement in service delivery during the quarter.

Operating Expenses

Total operating expenses, which include general and administrative expenses, sales and marketing expenses and change in fair value of contingent consideration payable for M&A, were US$15.0 million for the fourth quarter of 2010, an increase of 124.3% year-over-year from US$6.7 million for the corresponding period in 2009. Excluding the US$3.5 million one-time bad debt provision, operating expenses were US$11.5 million, a 72.0% year-over-year increase from the fourth quarter of 2009. The year-over-year increase in operating expenses included US$1.0 million share-based compensation expense, US$0.2 million amortization expense of intangible assets, US$0.5 million follow-on offering expense and US$0.6 million change in fair value of contingent consideration payable for acquisitions incurred in the fourth quarter of 2010.

Operating Income and Operating Margin

Operating Income for the fourth quarter of 2010 was US$0.4 million, a decrease of 86.8% year-over-year from US$2.7 million for the corresponding period in 2009. Non-GAAP income from operations for the fourth quarter 2010 was US$2.9 million, a decrease of 8.8% year-over-year from US$3.1 million for the corresponding period in 2009. The Company noted that the year-over-year decrease in operating income was primarily the result of a US$3.5 million bad debt provision recorded in the fourth quarter.

Excluding the bad debt provision, fourth quarter 2010 income from operations was US$3.9 million and non-GAAP income from operations was US$6.4 million, an increase of 43.8% and 102.9% year-over-year, respectively.

 www.hisoft.com  ~  +86.411.8455-6666

Operating margin decreased to 0.8% for the fourth quarter of 2010, compared to 10.3% for the corresponding period in 2009. Non-GAAP operating margin decreased to 6.7% for the fourth quarter of 2010, compared to 12.0% for the corresponding period in 2009. The Company noted the lower operating margin in the fourth quarter was primarily the result of a US$3.5 million bad debt provision recorded in the quarter.

Excluding the bad debt provision, fourth quarter 2010 operating margin and non-GAAP operating margin was 9.1% and 15.0%, respectively.

Net Income and Earnings per ADS

Net income was US$0.5 million for the fourth quarter of 2010, a decrease of 78.5% from US$2.4 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.02 for the fourth quarter of 2010, compared to US$0.11 for the corresponding period in 2009.

Fourth quarter 2010 net income and diluted earnings per ADS, excluding the US$3.5 million one-time bad debt provision, was US$4.0 million and US$0.13, respectively, representing an increase of 64.5% and 18.2% year-over-year, respectively.

Non-GAAP net income was US$3.0 million for the fourth quarter of 2010 compared to US$2.9 million for the corresponding period in 2009. Non-GAAP diluted earnings per ADS was US$0.10 in the fourth quarter of 2010, compared to US$0.14 in the corresponding period in 2009.

Fourth quarter 2010 non-GAAP net income and non-GAAP diluted earnings per ADS, excluding the US$3.5 million one-time bad debt provision, was US$6.5 million and US$0.21, respectively, representing an increase of 125.2% and 50.0% year-over-year, respectively.

Cash and Cash Flow

As of December 31, 2010 HiSoft had cash and cash equivalents and restricted cash totaling US$170.3 million, including a US$40.0 million short term bank loan that was fully repaid in January 2011. Operating cash flow for the fourth quarter of 2010 was an inflow of approximately US$4.2 million.

Full Year 2010 Financial Results

Net Revenues

Net revenues were US$146.6 million for the full year 2010, an increase of 60.3% year-over-year from US$91.5 million for the corresponding period in 2009.

The Company’s number of significant clients, or clients that contribute at least US$1.0 million to revenues, for the full year of 2010 increased to 27 significant clients, compared to 21 significant clients in 2009.

Gross Profit and Gross Margin

Gross profit was US$53.9 million for the full year 2010, an increase of 64.7% year-over-year from US$32.7 million for the corresponding period in 2009. For the full year 2010, gross margin was 36.7%, compared to 35.8% for the corresponding period in 2009.

Operating Expenses

Total operating expenses were US$41.0 million, an increase of 64.4% year-over-year from US$24.9 million for the corresponding period in 2009. The year-over-year increases mainly included US$3.4 million share-based compensation expense, US$0.7 million amortization expense of intangible assets, US$1.2 million change in fair value of contingent consideration payable for M&A, US$0.5 million follow-on offering expense and a US$3.5 million one-time bad debt provision recorded in the fourth quarter.

Operating Income and Operating Margin

Operating Income for the full year 2010 was US$12.8 million, an increase of 65.8% year-over-year from US$7.7 million for the corresponding period in 2009. Non-GAAP operating income for the full year 2010 was US$19.4 million, an increase of 117.3% year-over-year from US$8.9 million for the corresponding period in 2009.

Excluding the bad debt provision, full year 2010 income from operations was US$16.3 million and non-GAAP income from operations was US$22.9 million, an increase of 111.0% and 156.5% year-over-year, respectively.

Operating margin was 8.8% for the full year of 2010, compared to 8.5% for the corresponding period in 2009. Non-GAAP operating margin was 13.2% for the full year 2010, compared to 9.8% for the corresponding period in 2009.

Excluding the bad debt provision, full year 2010 operating margin and non-GAAP operating margin was 11.2% and 15.6%, respectively.

Provision for Income Taxes

One of the Company’s operating entities obtained software enterprise status in 2009. This entity is in the process of obtaining the preferential tax treatment of software enterprise. Once obtained, it will provide a two-year Corporate Income Tax (“CIT”) exemption status followed by a 50% reduction of CIT payable for the subsequent three years. This tax treatment is subject to annual approval by PRC local authorities. The Company believes this operating unit will obtain this tax status from 2010. As a result, this particular operating entity began to enjoy the first year of a two-year tax-free status in 2010.

Net Income and Earnings per ADS

Net income was US$12.1 million for the full year 2010, an increase of 63.8% from US$7.4 million for the corresponding period in 2009. Diluted earnings per ADS was US$0.45, compared to US$0.36 for the corresponding period in 2009.

Excluding the on-time bad debt provision recorded in the fourth quarter, full year 2010 net income and diluted earnings per ADS was US$15.6 million and US$0.58, respectively, representing an increase of 111.3% and 61.1% year-over-year, respectively.

Non-GAAP net income was US$18.6 million for the full year 2010, an increase of 117.9% from US$8.5 million for the corresponding period in 2009. Non-GAAP diluted earnings per ADS was US$0.70 for the full year 2010, compared to US$0.42 for the corresponding period in 2009.

Excluding the bad debt provision recorded in the fourth quarter, full year 2010 non-GAAP net income and non-GAAP diluted earnings per ADS was US$22.1 million and US$0.83 respectively, representing an increase of 158.8% and 97.6% year-over-year, respectively.

Cash Flow and DSO

Operating cash flow for the full year of 2010 was an inflow of approximately US$10.0 million. Days sales outstanding was 85 days for the full year of 2010.

Recent Developments

In February 2011, the Company announced that it provided for one particular client a one-time bad debt provision of US$3.5 million, or US$0.13 per ADS for the full year of 2010. While exploring business cooperation opportunities with this client, a Japan-based client with whom the Company had a multi-year relationship, the Company discovered a credit risk associated with this client. The Company discovered this matter in mid-February. The information showed signs of going concern issues for this client. In an effort to be pro-active and prudent, the Company provided a one-time provision of the doubtful accounts for the full receivable balance for this client as of December 31, 2010. As there is significant doubt with respect to the collection of this balance, the Company believes the provision provided is appropriate. HiSoft believes the provision will not have a material impact on its revenue growth in 2011.

Outlook for First Quarter and Full Year 2011

For the first quarter 2011, based on current market and operating conditions the Company expects:

•            Net revenues to be in the estimated range of US$43 million to US$44 million, representing an expected growth rate of between 41% to 44% year-over-year

•            Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.18 to US$0.19, representing an expected growth rate of between 6% to 12% year-over-year, based on 32.3 million weighted average ADSs outstanding

For the full year 2011, based on current market and operating conditions, the Company expects:

•            Net revenues to be at least US$198 million representing at least a 35.0% increase year-over-year

•            Non-GAAP diluted earnings per ADS to be in the estimated range of US$0.84 to US$0.88, representing an expected growth rate of between 20% to 29% year-over-year, based on 32.8 million weighted average ADSs outstanding

The Company noted that the non-GAAP diluted earnings per ADS outlook assumes an effective income tax rate between 11.0% to 13.0% in 2011.

Fourth Quarter and Full Year 2010 Conference Call Details

HiSoft management will hold an earnings conference call at 7:00 a.m. Eastern Time on Tuesday, March 01, 2011 (8:00 p.m. Beijing/Hong Kong Time). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in number for the conference call is as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1 412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link:

http://www.mzcan.com/cancast/us/index.php?id=usHSFT_19&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft web site at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP operating income, non-GAAP operating margin, net income and on-GAAP diluted earnings per ADS all of which exclude share-based compensation expense, amortization of acquired intangible assets, follow-on offering expense and change in fair value of contingent consideration payable for business acquisition. Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted earnings per ADS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets, follow-on offering expense and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Mr. Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5827

Email: investor_relations@hisoft.com

Mr. Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: hsft@ogilvy.com

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents	169,893	54,842
Restricted cash	359	335
Account receivable, net	43,761	24,473
Other current assets	6,752	2,215
Total current assets	220,765	81,865

Property, plant and equipment, net	9,772	7,203
Goodwill and intangible assets, net	23,092	12,126
Other long-term assets	1,330	3,048
Total assets	254,959	104,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to Hisoft Technology International Limited of $233 and $228 as of December 31, 2010 and December 31, 2009, respectively)	78,399	24,750
Other liabilities	1,608	1,401
Total liabilities	80,007	26,151
Convertible redeemable preferred shares	—	89,031
Total HiSoft Technology International Limited shareholder’s (deficit)/Equity	174,952	(10,940)
Total liabilities, Convertible redeemable preferred shares and (Deficit)/Equity	254,959	104,242

Note:

As of December 31, 2010, there were 579,358,183 ordinary shares (30,492,536 ADSs) issued and outstanding

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended Dec 31,		Year ended Dec 31,
	2010	2009	2010	2009

Net revenues	42,494	26,000	146,579	91,456

Cost of revenues	(27,143)	(16,635)	(92,718)	(58,759)

Gross profit	15,351	9,365	53,861	32,697

Operating expenses	(14,997)	(6,685)	(41,013)	(24,949)

Income from operations	354	2,680	12,848	7,748

Other income	419	121	1,143	676

Net Income before income tax expenses	773	2,801	13,991	8,424

Income tax expenses	(247)	(354)	(1,934)	(1,061)

Net Income	526	2,447	12,057	7,363

Net Income per ADS

Basic	0.02	0.12	0.49	0.37

Diluted	0.02	0.11	0.45	0.36

Weighted average ADS used in calculating net income per ADS

Basic	28,588,265	4,610,891	16,629,707	4,534,122

Diluted	31,122,173	21,451,266	26,686,205	20,440,669

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended Dec 31,		Year ended Dec 31,
	2010	2009	2010	2009

GAAP operating income	354	2,680	12,848	7,748
GAAP operating income %	0.8%	10.3%	8.8%	8.5%

Adjustments:
- Share-based compensation	1,120	376	4,001	1,097
- Amortization of acquired intangible assets	284	76	875	76
- Change in fair value of contingent consideration payable for M&A	630	—	1,194	—
- Follow-on offering expenses	469	—	469	—

Non-GAAP operating income	2,857	3,132	19,387	8,921
Non-GAAP operating income %	6.7%	12.0%	13.2%	9.8%

GAAP net income	526	2,447	12,057	7,363
GAAP net margin	1.2%	9.4%	8.2%	8.1%

Adjustments:

- Share-based compensation	1,120	376	4,001	1,097

- Amortization of acquired intangible assets	284	76	875	76
- Change in fair value of contingent consideration payable for M&A	630	—	1,194	—

- Follow-on offering expenses	469	—	469	—

Non-GAAP net income	3,029	2,899	18,596	8,536
Non-GAAP net margin	7.1%	11.2%	12.7%	9.3%

Non-GAAP net income per ADS

Basic	0.11	0.14	0.75	0.43

Diluted	0.10	0.14	0.70	0.42

Weighted average ADS used in calculating Non-GAAP net income per ADS

Basic	28,588,265	4,610,891	16,629,707	4,534,122

Diluted	31,122,173	21,451,266	26,686,205	20,440,669

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended Dec 31,		Year ended Dec 31,
	2010	2009	2010	2009

GAAP net income per ADS

Basic	0.02	0.12	0.49	0.37
Adjustments:

- Share-based compensation	0.04	0.02	0.15	0.05

- Amortization of acquired intangible assets	0.01	—	0.04	0.01

- follow on offering expenses	0.02	—	0.02	—
- Change in fair value of contingent consideration payable for M&A	0.02	—	0.05	—

Non-GAAP net income per ADS

Basic	0.11	0.14	0.75	0.43

GAAP net income per ADS

Diluted	0.02	0.11	0.45	0.36
Adjustments:

- Share-based compensation	0.04	0.02	0.15	0.05

- Amortization of acquired intangible assets	0.01	0.01	0.03	0.01

- follow on offering expenses	0.02	—	0.02	—
- Change in fair value of contingent consideration payable for M&A	0.01	—	0.05	—

Non-GAAP net income per ADS

Diluted	0.10	0.14	0.70	0.42

Note:

The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.